                                                                 EXHIBIT 2



                         POST-CLOSING ESCROW AGREEMENT

         This Post-Closing Escrow Agreement (the "Agreement") is made as of August 11, 1997 by and among Horizon Health Corporation, a Delaware corporation formerly known as Horizon Mental Health Management, Inc. ("Horizon"), and Howard B. Finkel ("Finkel").

         WHEREAS, Horizon, and Howard B. Finkel, John Harrison, Larry Reiff, Argentum Capital Partners, L.P. a Delaware limited partnership, Denise Dailey, Ken Dorman, G. Phillip Woellner, Michael S. McCarthy and NME Management Services, Inc., a Delaware corporation (collectively the "Shareholders") and Specialty Healthcare Management, Inc., a Delaware corporation ("Specialty"), entered into that certain Share Exchange Reorganization Agreement, dated as of April 25, 1997 (the "Reorganization Agreement"), providing for the exchange of all of the shares of capital stock of Specialty by the Shareholders for shares of Common Stock, $.01 par value per share, of Horizon ("Horizon Stock"); and

         WHEREAS, pursuant to the Reorganization Agreement, the Shareholders agreed that Horizon would hold in escrow, for the purposes, and on and subject to the terms and conditions, hereinafter set forth, 51,282 shares of Horizon Stock, representing a portion of the purchase price paid to Shareholders under the Reorganization Agreement; and

         WHEREAS, Finkel and the Shareholders have agreed that Finkel shall act as the agent and attorney-in-fact for all the Shareholders under this Agreement; and

         WHEREAS, the transactions contemplated by the Reorganization Agreement have been consummated on the date hereof and the parties desire to effectuate the provisions of the Reorganization Agreement with respect to such post-closing escrow;

         NOW, THEREFORE, in consideration of the premises and the mutual terms and conditions hereof, the parties hereby agree as follows:

         1. Escrow Shares. Horizon agrees to hold in escrow the 51,282 shares of Horizon Stock (the "Escrow Shares"), which constitute a portion of the shares of Horizon Stock issued to the Shareholders in the Share Exchange pursuant to the Reorganization Agreement, strictly in accordance with the terms of this Agreement. The respective interests of the Shareholders in the Escrow Shares as of the date of this Agreement are in the same proportions as was the Shareholders' respective ownership interests in Specialty as set forth on Exhibit A of the Reorganization Agreement. The receipt and delivery by the Shareholders of the Escrow Shares is hereby acknowledged by Horizon.

         2. Terms of Escrow. The Escrow Shares shall be held as a fund available to satisfy any obligations of the Shareholders to Horizon which may arise under Section 7.5 or Article VIII of the Reorganization Agreement in the manner set forth below:

               (a) In the event that Horizon shall assert a claim or claims against the Shareholders arising out of or relating to any matter with respect to which Horizon asserts that it is entitled to receive an adjustment under Section 7.5 of the Agreement with respect to an account receivable in arbitration on the

         Closing Date or to be indemnified by the Shareholders pursuant to
         Article VIII of the Reorganization Agreement (collectively, the "Claims"; singularly a "Claim"), Horizon shall furnish written notice of the Claim (the "Notice of Claim") to Finkel. The Notice of Claim:
         (i) shall state in reasonable detail the nature of the alleged liability; (ii) shall state the amount that Horizon claims it is entitled to receive from the Escrow Shares based upon the Claim; and
         (iii) shall further provide a particularized statement explaining the basis for the estimate of the Claim. Finkel shall have thirty (30) days after receipt of the Notice of Claim in which to advise Horizon that the Shareholders dispute the Claim by delivering written notice of the Shareholders' dispute (the "Notice of Dispute") to Horizon. The Notice of Dispute may contest all or any portion of the Notice of Claim based on a dispute concerning the existence of a Claim, the Shareholders' liability, the estimated amount of the alleged loss or any other related matter.

               (b) If Finkel shall not deliver a Notice of Dispute within such thirty (30) day period, the Shareholders shall be deemed to have acknowledged that Horizon is entitled to amount as set forth in the Notice of Claim and shall be deemed to have directed Horizon to release to Horizon for cancellation the number of Escrow Shares which are equal to the dollar amount of the Claim divided by $23.25 (which is the per share dollar equivalent amount of the Escrow Shares as determined pursuant to the Reorganization Agreement). In the event a Notice of Dispute is timely delivered but only a portion of a Claim is disputed, then the number of Escrow Shares equal to the undisputed portion of the Claim divided by $23.25 shall be promptly released to Horizon for cancellation. It is expressly understood that, in the event of a stock dividend or stock split by Horizon, such dollar amount shall be proportionately adjusted for the purposes of this Section.

               (c) Subject to the Shareholders' right to dispute a Claim, once a Notice of Claim is delivered by Horizon, Horizon shall not permit the Escrow Shares to be reduced by distribution to the Shareholders to a dollar amount which is less than the difference between the aggregate dollar amount of all Claims for which a Notice of Claim has delivered in accordance with the terms of Section 3(a) above less the amount of $50,000 (unless any such claim is not subject to the Threshold limitation as specified in Section 8.6(b) of the Reorganization Agreement and such fact is so stated in the Notice of Claim). Furthermore, if the amount of any Claim or the aggregate amount of all Claims should ever exceed the aggregate dollar equivalent amount of all the Escrow Shares held by Horizon, then no portion of the Escrow Shares shall be distributed pursuant to Section 3(d) below. If the Shareholders dispute that there is a reasonable basis for the Claim or the reasonableness of the amount being held in escrow with respect to the Claim, such matter shall be subject to arbitration pursuant to Section 10 of this Agreement.

               (d) On the date which is six (6) months after the date of this Agreement (the "Release Date"), Horizon shall irrevocably and unconditionally distribute to the Shareholders the Escrow Shares (less the number of Escrow Shares previously released to Horizon for cancellation to satisfy Claims pursuant to the terms of this Agreement) to the extent the dollar equivalent amount of the Escrow Shares exceeds the aggregate dollar amount of any then existing Claim or Claims for which a Notice of Claim was delivered by Horizon on or prior to the Release Date in accordance with the terms of Section 3(a) above less $50,000 (unless any such Claim relates to an adjustment under Section 7.5 of the Agreement or is not subject to the Threshold limitation as specified in Section 8.6(b) of the Reorganization Agreement and such fact is so stated in the Notice of Claim). The portion of the Escrow Shares, if any, retained after the Release Date shall be distributed to the Shareholders or Horizon, as appropriate, in one or more distributions, from time to time, as and when there is a final resolution of each such Claim; provided, however, that no distribution will be made upon final resolution of a Claim if the amount of the remaining unresolved Claims exceed the dollar equivalent amount of the Escrow Shares then held by Horizon.

               (e) Unless delivery is made in person at Horizon's office or unless Horizon is properly instructed in writing by Finkel to make delivery in such other manner, Horizon shall be deemed to have properly delivered to the Shareholders such Escrow Shares as the Shareholders are entitled to receive, upon placing the same in United States Mail in a suitable package or envelope, registered or certified mail, return receipt requested, postage prepaid, addressed to Finkel at the address listed in Section 4 hereof or such other address as may be furnished to Horizon in writing.

               (f) Any cash or stock dividends or other distributions with respect to the Escrow Shares, to the extent paid or distributed prior to release of the Escrow Shares to the Shareholders pursuant to the terms hereof, shall be held by Horizon as a part of the Escrow Shares subject to this Agreement.

          3. Non-Waiver. Nothing contained in this Agreement shall be deemed or construed to release or waive any of the rights or obligations of Horizon or the Shareholders under the Reorganization Agreement, and all rights and remedies of the Shareholders and Horizon under this Agreement are cumulative of all other rights which either of them may have under the Reorganization Agreement, by law or otherwise.

         4. Notices. Any notices, claims or demands which any party is required or may desire to give to another under or in conjunction with this Agreement shall be in writing, and shall be given by addressing the same to such other party(ies) at the address set forth below, and by: (i) depositing the same so addressed, postage prepaid, first class, certified or registered, in United States mail, return receipt requested, (herein referred to as "Mailing"); (ii) overnight delivery by a nationally recognized overnight courier service (e.g. UPS, Federal Express); (iii) delivering the same personally to such other party(ies); or (iv) transmitting by facsimile and Mailing the original. Any notice shall be deemed to have been given five (5) U.S. Post Office delivery days following the date of Mailing; one business day after timely delivery to an overnight courier; if by personal delivery, upon such delivery; or if by facsimile, the day of transmission if made within customary business hours, or if not transmitted within customary business hours the following business day.

               (a)    If to Finkel:

                      Howard B. Finkel
                      768 Chimney Creek
                      Golden, CO 80401
                      Facsimile Number:  (303) 526-4205

                      With a copy to:

                      Howrey & Simon
                      1299 Pennsylvania Avenue, N.W.
                      Washington, D.C. 20004-2402
                      Attn:  Roger A. Klein, Esq.
                      Facsimile Number: (202) 383-6610

               (b)    If to Horizon:

                      Horizon Mental Health Management, Inc.
                      1500 Waters Ridge Drive
                      Lewisville, Texas 75057
                      Attn:  Mr. James Ken Newman, President
                      Facsimile Number:  (972) 420-8282

                      With a copy to:

                      Strasburger & Price, L.L.P.
                      901 Main Street, Suite 4300
                      Dallas, Texas 75202
                      Attn: David K. Meyercord, Esq.
                      Facsimile Number: (214) 651-4330

Any of the parties hereto may change the address for notices to be sent to it by written notice delivered pursuant to the terms of this section.

         5. Entire Agreement; Amendments. This Agreement sets forth the entire understanding of the parties and supersedes all prior agreements or understandings, whether written or oral, with respect to the subject matter hereof. No terms, conditions or agreements other than those contained herein, and no amendments or modifications hereto shall be valid unless made in writing and signed by the parties hereto.

         6. Capitalized Terms. Capitalized terms in this Agreement which are not otherwise defined herein shall have the same meanings as are provided for such terms in the Reorganization Agreement.

         7. Binding Effect. This Agreement shall extend to and be binding upon and inure to the benefit of the parties hereto, their respective successors and assigns.

         8. Waiver; Remedies. Waiver by any party hereto of any breach of or exercise of any rights under this Agreement shall not be deemed to be a waiver of similar or other breaches or rights or a future breach of the same duty. The failure of a party to take any action by reason of any such breach or to exercise any such right shall not deprive any party of the right to take any action at any time while such breach or condition giving rise to such right continues. The parties shall have all remedies permitted to them by this Agreement or law, and all such remedies shall be cumulative.

         9. Attorney's Fees and Costs. In the event of a breach by any party to this Agreement and commencement of a subsequent legal action in a court of law or forum of arbitration, the prevailing party in any such dispute shall be entitled to reimbursement of reasonable attorney's fees and court costs, including, but not limited to, the costs of expert witnesses, transportation, lodging and meal costs of the parties and witnesses, costs of transcript preparation and other reasonable and necessary direct and incidental costs of such dispute. "Prevailing party" is the party in whose favor final judgment is rendered if, but only if, such judgment is in excess of any amounts offered in settlement by the adverse party or parties.

         10.      Arbitration.

                  (a) Arbitration Procedure. In the event of a dispute regarding any matters arising out of or relating to this Agreement (including, but not limited to, actions for injunctive or declaratory relief) (hereinafter collectively "arbitrable issues") that cannot be settled by agreement between the parties, such controversy or dispute shall be submitted for arbitration in Denver, Colorado, and for this purpose each party hereby expressly consents to such arbitration in such forum. The arbitration process shall proceed as follows:

                         (1) Step One. In the event of a dispute, the disputing party (herein so called) may at any time notify the other party ("answering party") in writing that the disputing party demands to pursue arbitration as provided in Step Two below, setting forth in specific terms the disputing party's proposed statement of the matters in dispute to be submitted to arbitration and the name and address of the arbitrator selected by the disputing party. Within five (5) business days following receipt of the disputing party's written arbitration demand complying with the requirements of this Step One, the answering party shall notify the disputing party in writing, setting forth in specific terms the answering party's proposed statement of the matter in dispute and identifying the name and address of the arbitrator selected by such answering party.

                         (2) Step Two. The two (2) arbitrators so selected shall meet and confer within twenty (20) business days after receipt by the disputing party of the answering party's written notice as called for under Step One above, and if they are unable within said twenty (20) day period to reach a decision on the matters in dispute, they shall, at the expiration of said twenty (20) day period, jointly select a neutral third arbitrator. If said arbitrators are unable to choose a neutral third arbitrator, any party may request the American Arbitration Association ("AAA") to appoint an additional arbitrator from its National Panel of Commercial Arbitrators. Any party to this Agreement may advise the AAA that time is of the essence and that the parties to this Agreement would like such selection as soon as is reasonably possible, it being expressly understood that in such AAA selection process the selection is in the sole discretion of the AAA, and that the AAA shall not be required by reason of this Agreement to consult with the parties to this Agreement in said selection process; provided that all arbitrators, including the additional arbitrator selected by the AAA, shall be disinterested individuals knowledgeable in commercial transactions. Upon selection of the additional arbitrator, all arbitrators shall within ten (10) business days thereafter convene an arbitration proceeding at a date, time and place (in metropolitan Denver, Colorado) designated by said arbitrators by a majority vote, written notice of which shall be given to the parties not later than seven (7) calendar days prior to said hearing date. At the hearing, each party may be represented by counsel and present testimony and evidence. If at the commencement of the hearing the parties cannot agree on a joint statement of the matters in dispute to be submitted to the arbitrators, the arbitrators shall be empowered to frame the submission issue(s). A Certified Court Reporter's transcript may be demanded by any party or by the arbitrators and said official transcript shall be prepared, completed, and delivered to the arbitrators with copies to each party within ten (10) business days following the conclusion of the hearing. Arbitration sessions following the initial session, if necessary, shall be scheduled by the arbitrators so that the arbitration proceedings (i.e., presentation of evidence and/or oral arguments) are completed within twenty (20) days of the initial session. Each party shall be given the opportunity to file with the arbitrators simultaneous written briefs five (5) business days following receipt by the arbitrators of the official transcript but, if no transcript is demanded as provided in this Agreement, said briefs shall be filed simultaneously five (5) business days following conclusion of the hearing. Copies of any such briefs shall be provided to the other party concurrently upon filing with the arbitrators.

                         (3) Step Three. Within ten (10) business days following the receipt by the arbitrators of the brief(s) (or within ten (10) business days following conclusion of the hearing if all parties waive briefs), the arbitrators shall make and deliver to the parties their decision and award in writing. The arbitrators shall have the authority to enter any award or to grant any relief which could be obtained in a court of competent jurisdiction and reasonable attorneys', arbitrators' and experts' fees and expenses of arbitration may be awarded as the arbitrators see fit, consistent with the provisions of this Agreement. The arbitrators shall have no authority to modify, amend or alter the provisions of this Agreement and shall base their decision and award on applicable law, the language contained in this Agreement and the facts giving rise to the dispute as presented on the record at the hearing. The arbitrators shall issue a written opinion explaining the basis for their findings.

                  (b) Self-Execution. It is expressly understood between the parties that this Article 10 is a selfexecuting arbitration provision and that any party may unilaterally select an arbitrator if the other party refuses to arbitrate. It is further expressly agreed that said unilaterally-selected arbitrator may proceed to arbitrate the issue(s) and the arbitration and decision shall be self-executing and therefore shall not require the order of any Court to proceed. The parties may, however, mutually stipulate in writing to extend or to shorten the prescribed time periods (including a stipulation to expedite the referral and submission to arbitration). All provisions of this Agreement not in dispute shall be observed and performed without interruption during the pendency of any proceeding called for under this Article 10.

                  (c) Arbitrator's Fees. If an additional arbitrator is required pursuant to Step Two under Section (a) above, each party shall pay its pr rata share of any required retainer or other payments required by such arbitrator upon such arbitrator's demand, with the ultimate responsibility for the arbitrators' fees to be determined by the arbitrators in the final arbitration award pursuant to Step Three of Section (a) above; otherwise, each party shall bear its own costs and expenses in connection with any proceedings under this Article 10 and, in any event, each party shall pay the fees of the arbitrator it selects.

                  (d) Rules Governing Arbitration. In all other respects, the arbitration shall be conducted pursuant to the then-existing Commercial Rules of the AAA to the extent such rules are not inconsistent with any provision of this Agreement. Subject to the foregoing, the arbitrators shall determine the scope and extent of permissible discovery, if any.

                  (e) Entry of Award. The award of the arbitrators may be entered as a final judgment by any court of competent jurisdiction.

                  (f) Injunctive Relief. Notwithstanding the provisions of this Article 10 to the contrary, each party shall be entitled to seek temporary or preliminary injunctive relief from a court of competent jurisdiction if the failure to immediately obtain injunctive relief will result in irreparable harm to that party. The jurisdiction of the court shall extend only to such relief and any request for permanent injunctive relief shall remain subject to the arbitration provisions of this Agreement.

         11. Termination. This Agreement shall terminate at such time as all of the Escrow Shares shall have been released in accordance with the terms and conditions of this Agreement.

         12. Agent. It is expressly understood that Finkel is and shall act hereunder as an agent and attorney-in-fact for and on behalf of all the Shareholders under the Reorganization Agreement pursuant to the provisions of the Reorganization Agreement. All allocations and distributions of the Escrow Shares to the Shareholders shall be the responsibility of Finkel, and Horizon shall have no obligation or liability with respect thereto.

         13. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but which together shall constitute one and the same agreement.


                  (REMAINDER OF PAGE INTENTIONALLY LEFT BLANK)

         IN WITNESS WHEREOF, the parties hereto have executed this Post-Closing Escrow Agreement as of the day herein first written above.

                                    SHAREHOLDERS:


                                    /s/ Howard B. Finkel
                                    --------------------------------------------
                                    Howard B. Finkel
                                    Individually and as agent and
                                    attorney-in-fact for the Shareholders


                                    HORIZON:


                                    HORIZON HEALTH
                                    CORPORATION, a Delaware
                                    corporation formerly known
                                    as HORIZON MENTAL HEALTH
                                    MANAGEMENT, INC.


                                    By: /s/ James W. McAtee
                                        ----------------------------------------
                                            James W. McAtee
                                            Executive Vice President